Exhibit 10.36

FIRST AMENDMENT TO EMPLOYMENT AGREEMENT

This First Amendment to Employment Agreement (this “Amendment”), effective as of December 18, 2007, is made by and between DCT Industrial Trust Inc. (f/k/a Dividend Capital Trust Inc.), a Maryland corporation (the “Company”), and Philip L. Hawkins (the “Executive”).

WHEREAS, the Company and the Executive entered into that certain Employment Agreement dated as of August 14, 2006 (the “Employment Agreement”); and

WHEREAS, pursuant to Section 7.6 of the Employment Agreement, the Company and the Executive desire to amend certain terms of the Employment Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration, the receipt of which is mutually acknowledged, the Company and the Executive agree as follows:

1. Section 3.2 of the Employment Agreement is hereby amended by adding the following sentence to the end of such Section 3.2:

“Each cash bonus payment under this Section 3.2 shall be made in a single lump sum within two and one-half (2 1/2) months following the end of the fiscal year of the Company in which such bonus is earned. By way of illustration (but not limitation) of the manner in which the preceding sentence operates, if the Executive earns a bonus for fiscal year 2007, then the cash bonus payment must be paid in a single lump sum between January 1, 2008 and March 15, 2008.”

2. Section 3.9 of the Employment Agreement is hereby amended and restated in its entirety as follows:

“3.9 Certain Additional Payments by the Company. If all, or any portion, of the payments provided under this Agreement, either alone or together with other payments and benefits which the Executive receives or is entitled to receive from the Company or an affiliate, would constitute an excess “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (whether or not under an existing plan, arrangement or other agreement) (each such parachute payment, a “Parachute Payment”), and would result in the imposition on the Executive of an excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, then, in addition to any other benefits to which the Executive is entitled under this Agreement, the Company shall pay an amount (the “Gross-Up Amount”) in cash equal to the sum of the excise taxes payable by the Executive by reason of receiving Parachute Payments (including any penalties and interest for underpayments) plus the amount necessary to put the Executive in the same after-tax position (taking into account any and all applicable federal, state and local excise, income or other taxes at the highest possible applicable rates on such Parachute Payments (including without limitation any payments under this Section 3.9) as if no excise taxes had been imposed with respect to Parachute Payments). The Company shall pay the Gross-Up Amount to the appropriate taxing authorities as withholding taxes on behalf of the Executive (or, to the extent some or all of the Gross-Up Amount is not required to be withheld by the Company, to the Executive) at such time or times when the excise taxes to which the Gross-Up Amount relates are due. Except as may otherwise be agreed to by the Company and the Executive, the amount or amounts (if any) payable under this Section 3.9 shall be conclusively determined (for purposes of the payment of the Gross-Up Amount and the filing of the Executive’s income tax return, but subject to the provisions below) by an independent accounting firm of national reputation selected by the Company with the consent of the Executive (which shall not be unreasonably withheld). Notwithstanding the foregoing, in the event that the Internal Revenue Service assesses a deficiency against the executive for a greater amount of excise tax (and other related payments to the Internal Revenue Service, as contemplated above), then the Company shall within five business days thereafter either assume the defense of such deficiency or pay the additional amounts; provided that (i) the Executive shall not initiate any proceeding or other contests regarding these matters, other than at the direction of the Company, and shall provide notice to the Company of any proceeding or other contest regarding these matters initiated by the Internal Revenue Service, and (ii) the Company shall be entitled to direct and control all such proceeding and other contests, if it commits to and does pay all costs (including without limitation legal and other professional fees) associated therewith. If there is an overpayment of excise tax (and related payments), the Executive within five business days after receiving a refund shall pay over the amount refunded to the Company.”

3. Section 4 of the Employment Agreement is hereby amended by adding the following sentence to the end of such Section 4:

“Any payments that the Executive is entitled to receive pursuant to this Section 4 shall be made by the Company in a single lump sum within thirty (30) days after termination of employment due to death or disability.”

4. Section 5.2(b) of the Employment Agreement is hereby amended and restated in its entirety as follows:

“(b) The Company may terminate the Executive’s employment at any time for any reason or no reason upon notice to the Executive and the Executive may terminate the Executive’s employment with the Company for Good Reason upon notice to the Company. If the Company terminates the Executive’s employment and the termination is not covered by Section 4 or 5.1, or the Executive terminates his employment for Good Reason, (i) the Company shall pay to the Executive Annual Salary, bonus and other benefits earned and accrued under this Agreement prior to the termination of employment (and reimbursement under this Agreement for expenses incurred prior to the termination of employment); (ii) if (and only if) the Executive executes and delivers to the Company a general release in a form reasonably acceptable to the Company, which does not require the release of any payment rights under this Section 5.2(b) or under Section 3.8, within thirty (30) days following such termination and such release becomes irrevocable at the earliest possible time under applicable law following such execution and delivery (the date on which such release becomes irrevocable being referred to herein as the “Release Date”), the Company shall pay or provide to the Executive (A) the two times Annual Salary, (B) two times the greater of (x) the target bonus for the year of termination and (y) the average of the actual bonuses for the two years (with respect to which bonuses are determined) prior to the year of termination, (C) a cash payment equal to (I) the target bonus for the year of termination multiplied by (II) a fraction (x) the numerator of which is the number of days in the year up to the termination and (y) the denominator of which is 365 and (D) for a period of two years after termination of employment, such continuing coverage under the group health plans the Executive would have received under this Agreement (and at such costs to the Executive) as would have applied in the absence of such termination (but not taking into account any post-termination increases in Annual Salary that may otherwise have occurred without regard to such termination and that may have favorably affected such benefits); (iii) the Executive shall be entitled to elimination of any vesting conditions on any grant under the LTIP or any other grant of restricted stock, stock options or other equity awards; (iv) any accrued or paid but not reimbursed costs related to the Executive’s relocation; (v) Section 3.8 shall apply in accordance with its terms; and (vi) the Executive shall have no further rights to any other compensation or benefits hereunder on or after the termination of employment, or any other rights hereunder. The payments under clauses (i), (ii)(A), (ii)(B), (ii)(C) and (iv) of the second sentence of this Section 5.2(b) shall be made in a single lump sum within five business days after termination, or, with respect to the payments to be made under clause (ii), upon the Release Date, if later.”

5. Section 5 of the Employment Agreement is hereby amended by adding the following as Section 5.4 to the end of such Section 5:

“5.4 Section 409A. Notwithstanding anything in this Agreement to the contrary, to the extent any of the severance payments under this Agreement become subject to Section 409A of the Internal Revenue Code of 1986, as amended, no such severance payments shall be paid prior to the earlier of (i) six (6) months after the termination date or (ii) the Executive’s death, and any such severance payments that otherwise would have been payable during such time period shall be paid within five (5) business days after the expiration of such time period. Any payments delayed pursuant to this Section 5.4 shall bear interest during the period of such delay at a rate of interest equal to the short-term applicable federal rate for annually compounding obligations for purposes of Section 1274(d) of the Internal Revenue Code of 1986, as amended, or any successor provision, for the month in which such payment otherwise would have been paid.”

6. Except as expressly amended hereby, the Employment Agreement continues in full force and effect in accordance with its terms. The Employment Agreement, together with any Exhibits thereto and this Amendment, constitutes the entire understanding and agreement of the parties hereto regarding the employment of the Executive.

7. This Amendment shall be governed and construed in accordance with the laws of the State of Colorado, without regard to any principles of conflicts of laws which could cause the application of the laws of any jurisdiction other than the State of Colorado.

8. This Amendment may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original but all such counterparts together shall constitute one and the same instrument. Each counterpart may consist of two copies hereof each signed by one of the parties hereto.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first above written.

COMPANY:

DCT INDUSTRIAL TRUST INC.

By:	/s/ Stuart B. Brown
Name:	Stuart B. Brown
Title:	Chief Financial Officer

EXECUTIVE:

/s/ Philip L. Hawkins
Philip L. Hawkins